SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 21, 2005

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces record second quarter results

Calgary, Alberta, July 21, 2005 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the second quarter ended June 30, 2005.

CE Franklin reported record second quarter net income of $2.5 million or $0.14 per share (diluted) as compared to net income of $518,000 or $0.03 per share (diluted) for the comparable period in 2004.

Financial Highlights

	Three Months Ended		Six Months Ended		Year Ended
(millions of Cdn.$ except	June 30		June 30		December 31
per share data)	2005	2004	2005	2004	2004
	(unaudited)		(unaudited)
Sales	$ 91.9	$ 67.0	$ 220.3	$ 156.0	$ 338.7

Gross Profit	18.2	12.1	41.8	26.8	60.2
Gross Profit - %	19.8%	18.1%	19.0%	17.2%	17.8%

EBITDA(1)	6.0	2.5	16.7	6.6	15.9
EBITDA(1) as a % of sales	6.5%	3.7%	7.6%	4.2%	4.7%

Net income	$ 2.5	$ 0.5	$ 8.3	$ 2.1	$ 6.1
Per share
Basic	$ 0.14	$ 0.03	$ 0.48	$ 0.12	$ 0.36
Diluted	$ 0.14	$ 0.03	$ 0.46	$ 0.12	$ 0.35

Sales increased 37.2% to $91.9 million for the quarter ended June 30, 2005 as compared to $67.0 million for the quarter ended June 30, 2004.  The 37.2% improvement in sales reflects strong commodity prices, improved industry economics coupled with an increase in market share for all product groups as a result of the Company’s service, sales and marketing efforts.  Average rig count decreased 50.6% during the second quarter of 2005 as compared to the first quarter of 2005.  The second quarter brings spring breakup in Canada as warm weather returns and the winter’s frost comes out of the ground resulting in secondary roads becoming incapable of supporting heavy equipment until the roads have dried out.  As a result activity levels decline during the second quarter as compared to the first quarter.  Sales for the quarter ended June 30, 2005 dropped by only 28.4% as compared to the quarter ended March 31, 2005 due to the factors associated with spring breakup.

EBITDA(1) for the quarter ended June 30, 2005 increased 139.3% to $6.0 million from $2.5 million for the quarter ended June 30, 2004.  The $24.9 million increase in sales resulted in an incremental flow through to EBITDA of 13.9% and 8.1% to net income.

"CE Franklin is pleased with the Company’s results during spring breakup," said Michael West, Chairman, President and CEO.  "A benchmark of success for oilfield service companies is to be profitable during spring breakup when activity levels drop. This is the second year in a row we have been profitable during breakup and the 11th quarter in a row with year over year improvement."

Outlook

With the conclusion of spring breakup activity levels will increase, and strong commodity prices will support the demand for CE Franklin’s products and services in Canada.  Many industry watchers are predicting high levels of activity during Q3 and Q4 2005 as well as 2006.  As a result, CE Franklin’s management remains optimistic regarding the continuation of strong demand for the Company’s products and services in Canada.

CE Franklin is committed to outperform market activity.

Conference Call and Webcast Information

A conference call to review the quarter ended June 30, 2005, which is open to the public, will be held on Monday, July 25 at 2:00 p.m. Eastern Time (12:00 p.m. Mountain Time).

Participants may join the call by dialing 1-800-814-4861 at the scheduled time of 2:00 p.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 4:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21130495# and may be accessed until midnight Monday, August 1, 2005.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1169740 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Sam Secreti Vice President and CFO (403) 531-5603

_______________________________

(1)EBITDA represents income from continuing operations before interest, taxes, amortization and other expenses (income).  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA because it is used by management and some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  EBITDA is not intended as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Management’s Discussion and Analysis as at July 21, 2005

for the Quarter Ended June 30, 2005

(All amounts shown in Canadian dollars unless otherwise specified.)

Forward Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  These "forward-looking" statements have been identified by using words such as "would", "expected", "believe" and similar phrases and include all statements relating to planned activity, revenue levels, capital expenditures and statements concerning liquidity and capital resources.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices including oil and gas, currency fluctuations and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans for 2005 and beyond could differ materially from those expressed in the forward looking statements.  CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors, which could impact CE Franklin Ltd., please review CE Franklin’ s Annual Report on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis as at July 21, 2005

For the quarter and six months ended June 30, 2005 as compared to the quarter and six months ended June 30, 2004

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided to assist readers in understanding CE Franklin Ltd.’s ("CE Franklin" or the "Company") financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with both the Financial Statements of CE Franklin and the related notes thereto and the Management’s Discussion and Analysis included in the Company’s December 31, 2004 Annual Report.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or "Canadian GAAP".

Overview

CE Franklin distributes pipe, valves, flanges, fittings, production equipment and other general oilfield supplies to producers of oil and gas in Canada through its 38 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company also distributes tubular products, including the steel pipe that is used to line oil and gas wells, the tubing that is used to bring the production to the surface and the line pipe for oil and gas gathering systems, to producers of oil and gas in Canada. Tubular product sales are made from the Company’s headquarters in Calgary, Alberta, where most Canadian oil and gas producers also have their headquarters.  Deliveries of tubular products are made directly from the field inventories of the manufacturers or from Company owned inventory to the well site or the site where surface line pipe will be laid.

Results of operations

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Statements of Operations

Sales	91,899	67,002	220,271	156,034
Gross Profit	18,164	12,112	41,827	26,799
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	12,204	9,621	25,113	20,225
Amortization	1,178	1,085	2,346	2,129
Interest	493	333	1,002	674
Other	63	90	72	25
	13,938	11,129	28,533	23,053

Income before income taxes	4,226	983	13,294	3,746
Income tax expense	1,683	465	4,947	1,641
Income from continuing operations	2,543	518	8,347	2,105
Loss from discontinued operations	-	-	-	(27)
Net income	2,543	518	8,347	2,078

EBITDA (1)	5,960	2,491	16,714	6,574
EBITDA as a % of sales	0.1%	0.0%	0.1%	0.0%
Net income per share
Basic	$0.14	$0.03	$0.48	$0.12
Diluted	$0.14	$0.03	$0.46	$0.12

(1)EBITDA represents income from continuing operations before interest, taxes, amortization and other expenses (income).  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA because it is used by management and some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  EBITDA is not intended as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by Canadian GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Income from continuing operations	$2,543	$518	$8,347	$2,105
Interest expense	493	333	1,002	674
Income tax expense	1,683	465	4,947	1,641
Amortization	1,178	1,085	2,346	2,129
Other	63	90	72	25
EBITDA	$5,960	$2,491	$16,714	$6,574

Results of Operations – For the Three and Six Months Ended June 30, 2005

The price of oil and gas as at June 30, 2005 was U.S. $58.75 per bbl (West Texas Intermediate) and Cdn. $6.65 per MMBTU (AECO spot) respectively.  This compares to U.S. $37.05 per bbl (West Texas Intermediate) for oil and Cdn. $6.27 per MMBTU (AECO spot), for gas as at June 30, 2004.

Well completions (excluding dry and service) were down by 17.8% to 3,864 wells for the three months ended June 30, 2005 compared to 4,698 wells for the three months ended June 30, 2004.  Well completions for the first six months of 2005 were down by 8.6% to 8,556 wells compared to 9,361 wells in the first six months of 2004. The average rig count increased 13.6% to 243 rigs for the three months ended June 30, 2005 from 214 rigs in the same period last year. Overall average rig count for the first half of 2005 was down by 1.6% to 367 rigs compared to 373 rigs in the first half of 2004.  Well completions and average rig counts typically decline in the second quarter of each year due to spring breakup in Canada as warm weather returns and the winter’s frost comes out of the ground resulting in secondary roads becoming incapable of supporting heavy equipment until the roads have dried out. As a result , average rig count decreased 50.6% during the second quarter of 2005 as compared to the first quarter of 2005.

Sales

Sales for the quarter ended June 30, 2005 increased 37.2% or $24.9 million to $91.9 million from $67.0 million for the quarter ended June 30, 2004. Sales for the six months ended June 30, 2005 increased $64.2 million or 41.2% to $220.3 million compared to $156.0 million for the six months ended June 30, 2004. The sales increase was due to strong commodity prices, improved industry economics and an increase in market share for all product groups (from new customers and increased sales to existing customers).  Sales also increased due to an increase in prices to customers to reflect the increase in the price of steel, which is used in many of the products the Company distributes.

Gross Profit

Gross profit increased 50.0% to $18.2 million for the quarter ended June 30, 2005 from $12.1 million for the quarter ended June 30, 2004.  Gross profit margins increased to 19.8% for the quarter ended June 30, 2005 from 18.1% for the quarter ended June 30, 2004.

Gross profit for the first six months of 2005 increased 56.1% to $41.8 million compared to $26.8 million for the first six months of 2004. Gross profit margins increased to 19.0% in the first six months of 2005 from 17.2% in the first six months of 2004.

The improvement in gross profit margins is a result of margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 and the first half of 2005 over and above price increases by the Company’s suppliers as a result of the rise in steel prices.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $2.6 million or 26.8% to $12.2 million for the quarter ended June 30, 2005 from $9.6 million for the quarter ended June 30, 2004.  SG&A costs increased $4.9 million or 24.2% to $25.1 million for the six months ended June 30, 2005 compared to $20.2 million for the six months ended June 30, 2004. The increase in SG&A relates to salaries and benefits for new employees hired to support the 41.2% increase in sales for the first six months, employee performance pay incentives, agents’ commissions due to the increase in sales, occupancy costs for both new and larger locations and consulting costs in connection with preparation for section 404 of the Sarbanes-Oxley Act of 2002.

The total number of employees increased 12.3% as at June 30, 2005 to 339 employees compared to 302 employees as at June 30, 2004. Revenue per employee for the first half of 2005 increased 23.8% compared to the first half of 2004.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA

EBITDA for quarter ended June 30, 2005 increased $3.5 million or 139.3% to $6.0 million compared to $2.5 million for the quarter ended June 30, 2004. The $24.9 million increase in sales resulted in a 13.9% incremental flow through to EBITDA. EBITDA as a percentage of sales was 6.5% for the quarter ended June 30, 2005 versus 3.7% for the quarter ended June 30, 2004. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of net income to EBITDA, please see page 4.

EBITDA for the six months ended June 30, 2005 increased 154.2% to $16.7 million compared to $6.6 million for the six months ended June 30, 2004. EBITDA as a percentage of sales increased to 7.6% for the first half of 2005 compared to 4.2% for the first half of 2004.

Income Before Income Taxes

Income before income taxes improved $3.2 million to $4.2 million for the quarter ended June 30, 2005 compared to $983,000 for the quarter ended June 30, 2004.  The improvement is a result of the $6.1 million increase in gross profit offset by the $2.6 million increase in SG&A and approximately $300,000 increase in other costs. Other costs include amortization, interest expense and foreign exchange. The $24.9 million increase in sales for the quarter ended June 30, 2005 resulted in a 13.0% incremental flow through to income before income taxes.

Income before income taxes for the six months ended June 30, 2005 was $13.3 million compared to $3.7 million for the six months ended June 30, 2004. The improvement is a result of the $15.0 million increase in gross profit offset by the $4.9 million increase in SG&A and approximately $500,000 increase in other costs. Other costs include amortization, interest expense and foreign exchange. The $64.2 million increase in sales for the six months ended June 30, 2005 resulted in a 14.9% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the quarter ended June 30, 2005 was 39.8%, as compared to an effective tax rate of 47.3% for the quarter ended June 30, 2004. The Company’s effective tax rate for the six months ended June 30, 2005 was 37.2%, as compared to an effective tax rate of 43.8% for the six months ended June 30, 2004. The Company’s combined federal and provincial statutory tax rate for the period ended June 30, 2005 was 34.4%, compared to 34.6% for the period ended June 30, 2004.  The reduction in the effective tax rate for the three and six months ended June 30, 2005 is due to non-deductible items and capital and other taxes that became a smaller component of the overall income tax charge in relation to the increase in income before income taxes as compared to the three and six months ended June 30, 2004.

Income from Continuing Operations

Income from continuing operations increased to $2.5 million or $0.14 per share (diluted) for the quarter ended June 30, 2005 as compared to $518,000 or $0.03 per share (diluted) for the quarter ended June 30, 2004.

Income from continuing operations increased to $8.3 million or $0.46 per share (diluted) for the six months ended June 30, 2005 as compared to $2.1 million or $0.12 per share (diluted) for the six months ended June 30, 2004.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the six months ended June 30, 2004 was $27,000.

Net Income and Earnings per Share

Net income for the for the quarter ended June 30, 2005 was $2.5 million or $0.14 per share (diluted) as compared to $518,000 or $0.03 per share (diluted) for the quarter ended June 30, 2004.  This represents an income improvement of $2.0 million or $0.11 per share (diluted). The $24.9 million increase in sales for the quarter resulted in an incremental flow through to net income of 8.1%.

Net income for the six months ended June 30, 2005 was $8.3 million or $0.46 per share (diluted) as compared to $2.1 million or $0.12 per share (diluted) for the six months ended June 30, 2004. This represents an income improvement of $6.2 million or $0.34 per share (diluted). The $64.2 million increase in sales for the first half of 2005 resulted in an incremental flow through to net income of 9.8%.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.

(in thousands of Cdn. dollars except per share data)
Unaudited	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2003	2003	2004	2004	2004	2004	2005	2005

Sales	67,533	72,987	89,032	67,002	78,232	104,435	128,372	91,899

Net income from continuing operations	404	1,196	1,587	518	1,198	2,839	5,804	2,543

Loss from discontinued operations	(97)	(544)	(27)	-	-	-	-	-

Net income	307	652	1,560	518	1,198	2,839	5,804	2,543

EBITDA	2,196	3,115	4,083	2,491	3,379	5,991	10,754	5,960
EBITDA as a % of sales	3.3%	4.3%	4.6%	3.7%	4.3%	5.7%	8.4%	6.5%

Net income per share
Basic	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.17	$ 0.34	$ 0.14
Diluted	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.16	$ 0.32	$ 0.14

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Average rig count decreased 50.6% during the second quarter of 2005 as compared to the first quarter of 2005. Sales for the quarter ended June 30, 2005 decreased 28.4% to $91.9 million from $128.4 million for the quarter ended March 31, 2005. Sales for the quarter ended June 30, 2004 decreased 24.7% to $67.0 million from $89.0 million for the quarter ended March 31, 2004. The decrease in sales reflects the overall decrease in market activity due to spring breakup as described above.

Net income was $2.5 million or $0.14 per share (diluted) for the quarter ended June 30, 2005 compared to $5.8 million or $0.32 per share (diluted) for the quarter ended March 31, 2005. The decline in net income is due to the decline in sales that is typical for the second quarter due to the weather conditions described above. The Company has remained profitable during the second quarter for two consecutive years.

Excluding the second quarter where activity levels are affected by weather conditions, the Company’s level of sales and net earnings have increased. Although activity levels have increased, the Company’s sales have outpaced the increase in activity levels reflecting an increase in market share for all products.

Liquidity and Capital Resources

For the three months ended June 30, 2005 the Company generated $2.6 million in cash flow from operating activities, before net change in non-cash working capital balances, $6.9 million from working capital (excluding the bank operating loan) and $144,000 in the issuance of capital stock from the exercise of employee stock options.  This was offset by $31,000 in capital and other expenditures and $55,000 in repayments on capital leases.  These activities resulted in a $9.6 million reduction in the bank operating loan.

For the six months ended June 30, 2005 the Company generated $9.7 million in cash flow from operating activities, before net change in non-cash working capital balances and $265,000 in the issuance of capital stock from the exercise of employee stock options. This was offset by a $11.0 million increase in working capital (excluding the bank operating loan), $118,000 in capital and other expenditures and $126,000 in repayments on capital leases.  These activities resulted in a $1.3 million increase in the bank operating loan.

The Company’s primary internal source of liquidity is cash flow from operating activities, before net change in non-cash working capital balances, which increased to $2.6 million for the quarter ended June 30, 2005, and $9.7 million for the six months ended June 30, 2005. This is an improvement of $1.2 million and $5.5 million respectively compared to the same periods in 2004. The improvement reflects improvement in profitability of the Company due to the increase in the level of exploration and production activity in the western Canadian sedimentary basin, increased market share and gross profit margin improvement.

For the quarter ended June 30, 2005 accounts receivable decreased $28.8 million or 32.3% to $60.5 million from $89.3 million as at March 31, 2005. For the six months ended June 30, 2005 accounts receivable decreased $6.1 million or 9.1% to $60.5 million from $66.6 million as at December 31, 2004.  The reduced activity levels in the second quarter due to the onset of warm weather resulted in outstanding accounts receivable being collected and the proceeds being used to reduce the bank operating loan in the second quarter.

Average Days Sales Outstanding (DSO) was 58.2 days for the quarter ended June 30, 2005 and 53.8 days in the first half of 2005 as compared to 58.4 days for the quarter ended June 30, 2004 and 53.9 days for the first half of 2004. DSO increases during the second quarter as a result of the seasonal reduction in sales. Accounts receivable greater than 90 days old was 3.8% of accounts receivable as at June 30, 2005 versus 5.1% as at June 30, 2004 and 2.0% as at March 31, 2005. Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.

Total inventory for the Company increased 12.8% to $75.8 million as at June 30, 2005 as compared to $67.2 million as at March 31, 2005. Total inventory for the six months ended June 30, 2005 increased $11.5 million or 17.9% to $75.8 million from $64.3 million as at December 31, 2004.  The Company has increased its investment in offshore products due to long lead times and steel shortages in order to accommodate activity levels during the remainder of 2005.

The Company measures inventory efficiency by using an inventory turns calculation.  Inventory turned 4.0 times (annualized) in the second quarter of 2005 and 5.1 times (annualized) in the first half of 2005, compared to 3.9 times (annualized) in the second quarter of 2004 and 4.7 times (annualized) in the first half of 2004 and 4.9 times for the year ended December 31, 2004. CE Franklin targets inventory turns of 5.0 times (annualized).

Accounts payable and accrued liabilities have decreased $6.1 million to $60.7 million as at June 30, 2005 as compared to $66.8 million as at March 31, 2005.  The decrease reflects an overall decrease in inventory purchases during the second quarter due to reduced activity levels.

Property and equipment decreased 26.6% to $4.5 million from $6.1 million at December 31, 2004.  This decrease reflects amortization expense of $2.3 million offset by capital expenditures of $118,000 and $574,000 in addition to rental equipment assets and capital leases.

The Company finances accounts receivable, inventories, bank overdraft, accounts payable and accrued liabilities with its demand bank operating loan.  The demand bank operating loan decreased $9.6 million to $27.5 million at June 30, 2005 from $37.1 million at March 31, 2005 and increased $1.3 million from $26.1 million at December 31, 2004.

The Company negotiated a $10.0 million temporary increase to its $40 million demand bank operating loan.  From December 22, 2004 to May 31, 2005 the facility increased to $50.0 million, and was reduced back to $40.0 million as at May 31, 2005.  The increase was to accommodate the anticipated increase in activity levels during the first quarter of 2005 resulting in a further investment in accounts receivable and inventories.  As warm weather returned in the second quarter of 2005 and activity levels decreased, the Company collects its outstanding accounts receivable and reduced its bank operating loan.

The Company’s borrowing capacity under its demand bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at June 30, 2005, the Company was well within the covenant compliance thresholds and was able to draw up to $40 million against its bank operating line based on the borrowing base formula.

Contractual Obligations

There have been no material changes in any contractual obligations since the year ended December 31, 2004.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Related party transactions

Messrs. Douglas L. Rock and John L. Kennedy, directors of the Company, are directors or officers of, or otherwise interested in, Smith International Inc. ("Smith"), which owns 55% of the Company’s outstanding common shares.  The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of Wilson International, Inc. ("Wilson"), a wholly owned subsidiary of its principal shareholder, Smith.  The transactions with Wilson are in the normal course of business and at commercial rates.

Accounts receivables as at March 31, 2005 included $3.0 million owing from Smith relating to the costs with respect to the proposed acquisition of Wilson by CE Franklin, which was terminated on April 4, 2005.  As at June 30, 2005 the majority of these amounts have been collected.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2005, the impact of which was not material, and no such contracts were outstanding as at June 30, 2005.

The Company has exposure to interest rate fluctuations on its demand bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2005 or 2004. The Company does not use financial instruments for speculative purposes.

As at June 30, 2005 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes in critical accounting estimates since the year ended December 31, 2004.

Change in Accounting Policies

There have been no changes in critical accounting policies since the year ended December 31, 2004.

Other Items

The Company’s Form 20-F is available on SEDAR @ www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at June 30, 2005 the Company had 17,259,759 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares, with 298,413 future options remaining available to grant.  As at June 30, 2005 options to purchase 1,840,844 common shares were outstanding at an average exercise price of $3.76 per common share.

Forward Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform act of 1995.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those found under the caption "Risk and Uncertainties".

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  the continued efficacy of the Company’s enterprise and eCommerce systems;

  the anticipated drilling activity levels;

  the planned amounts outstanding under the Company’s bank operating loan;

  planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

  the Company’s future financial condition or results of operations and future revenues and expenses;

  the Company’s future gross profit and net profit margins;

  the Company’s business strategy and other plans and objectives for future operations;

  fluctuations in worldwide prices and demand for oil and gas;

  fluctuations in levels of gas and oil exploration and development activities; and

  fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity,  commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption "Risk and Uncertainties".

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Risk and Uncertainties

CE Franklin’s financial performance may be influenced favorably or adversely by certain external factors as described below.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and,

(in thousands of Cdn. dollars except per share data)
Unaudited	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2003	2003	2004	2004	2004	2004	2005	2005

Sales	67,533	72,987	89,032	67,002	78,232	104,435	128,372	91,899

Net income from continuing operations	404	1,196	1,587	518	1,198	2,839	5,804	2,543

Loss from discontinued operations	(97)	(544)	(27)	-	-	-	-	-

Net income	307	652	1,560	518	1,198	2,839	5,804	2,543

EBITDA	2,196	3,115	4,083	2,491	3,379	5,991	10,754	5,960
EBITDA as a % of sales	3.3%	4.3%	4.6%	3.7%	4.3%	5.7%	8.4%	6.5%

Net income per share
Basic	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.17	$ 0.34	$ 0.14
Diluted	$ 0.02	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.16	$ 0.32	$ 0.14

therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity;

  price competition among major supply companies;

  cost of goods being subject to raw material shortages such as steel and the inability of CE Franklin to pass these price increases on to customers.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for its tubular products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Michael West, Chairman, President and Chief Executive Officer of CE Franklin Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers'Annual and Interim Filings) of CE Franklin Ltd., (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 21, 2005

"SIGNED"

Michael West

Chairman, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Salvatore Secreti; Vice President and Chief Financial Officer of CE Franklin Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers'Annual and Interim Filings) of CE Franklin Ltd., (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 21, 2005

"SIGNED"

Salvatore Secreti

Vice President and Chief Financial Officer